UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-34370

Progressive Waste Solutions Ltd.

(Translation of registrant’s name into English)

400 Applewood Crescent
2nd Floor
Vaughan, Ontario L4K 0C3
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F o            Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

This Form 6-K is incorporated by reference into all outstanding Registration Statements of Progressive Waste Solutions Ltd. filed with the U.S. Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description

99.1	Management’s discussion and analysis for the three and nine months ended September 30, 2015
99.2	Condensed consolidated financial statements as at and for the three and nine months ended September 30, 2015
99.3	Certifications pursuant to Canadian law

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2015

Progressive Waste Solutions Ltd.

By:	/s/ Loreto Grimaldi
	Name:	Loreto Grimaldi
	Title:	Senior Vice-President, General Counsel and Secretary

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